
Aladdin
Bank Differently

PITCH VIDEO INVESTOR PANEL

INVEST IN **ALADDIN**

Africa's 1st ecosystem bank

LEAD INVESTOR

Jon Dishotsky Early Stage Venture Capital at Giant Ventures (Seed) and Daft Capital (Pre-Seed), former CEO and Founder of Starcity (now Common), YCS16, YCGW19.

I use a rigorous process to screen for early-stage investments. 1. Great team? Check. Darlington and his team have hustled in the last year that I've known them to build a very compelling product. They also have the experience in fintech to build a compelling product. 2. Solid idea? Check. Banking for SMB's is a huge growth sector. As an example, Mercury in the U.S. raised from Coatue at a $1.6B valuation. 3. Solving a practical and real problem? Check. SMBs don't have a go-to bank. Aladdin can be that brand. 4. Network effects? Check. With the Aladdin platform, SMBs doing business with other SMBs will want to onboard other SMBs to the platform to do more business. 5. Early traction? Check. They're already generating revenue and growing the customer base. 6. Strong elevator pitch? Check. Darlington already has his commercial down :) 7. Decisiveness? Check. Darlington has moved quickly to set up a U.S. entity to make investment quicker and seems to work 24/7 emailing me at all hours. 8. Many more reasons! With the recent fintech darlings like Flutterwave (in talks for $3B), OPay ($2B), Chipper ($2B) and Paystack (acquired by Stripe), it's clear the market is only just starting to flourish. I am a big fan of this team, and think they'll be a

market is only just starting to flourish. I am a big fan of this team, and think they'll be a household name in no time. As always, please asses the financial risk of startup investing. 90%+ startups fail, many don't return their initial capital, however due to power laws of me at all hours. 8. Many more reasons! With the recent fintech darlings like Flutterwave (in talks for $3B), OPay ($2B), Chipper ($2B) and Paystack (acquired by Stripe), it's clear the market is only just starting to flourish. I am a big fan of this team, and think they'll be a household name in no time. As always, please asses the financial risk of startup investing. 90%+ startups fail, many don't return their initial capital, however due to power laws of startup investing a tiny percentage of a balance portfolio can provide an outsized return.

Invested $10,000 this round & $10,000 previously

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aladdin.ng Delaware OH

Software | Technology | Retail | Finance | Marketplace

Highlights

1 💥 40K users, 10K+ loans, $2 million in transaction volume

2. 💸 Revenue positive (~$50K) in our first 6 months

3. 💰 2 institutional investors: LoftyInc LLC & Afropreneurs invested at a valuation of $9M

4. ✅ $200K of this round's $1.2M already raised

5. 🤝 10 strategic partnerships secured

6. 💪🏿 Co-founder founding director of $2B unicorn (Opay) & CEO of Okash, 1M+ users, $120M+ disbursed

7. 💫 Team has a combined 48 yrs experience in financial services, ecommerce & technology

8. 📌 $3B serviceable obtainable market (SOM), 60%+ of adults in Africa self-employed

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Our Team

Our Team



Darlington Onyeagoro Co-founder/CEO

1. Founding director of Opay, a $2 Billion unicorn 2. Founding CEO of Okash, a microlending startup with over 1 million users and over $120 million disbursed 3. Founder of The Blacklist an alternative database of Chronic debtors & defaulters

Africa's economy is powered by SMBS and Freelancers who are currently migrating their businesses online but are faced with severe identity and fraud issues. More so, until now, they have to patronise fragmented solutions by downloading several apps in order to effectively run their businesses. Aladdin as a super app is solving all these problems.



David Echu Chief Technology Officer

1. Chief Software Engineer (Suntechnology Benin) - responsible for leading the suntech team in building robust management systems. 2. Senior Developer (Spotze) - built a location based system to locate the hottest places & deals in real time



Olayemi NASIRU Chief Finance Officer

-Have successfully implemented full ARP and core banking Application for 2 start up FI -Have implemented a 2-5 Years strategic plan for 3 startups and few others for expansion - Have managed external auditors for over 10 yrs with no penalties



Avi Umukoro Chief Marketing Officer

A seasoned banker with over 12 years of experience in sales and marketing, managing and building results-oriented teams. Involved in the ideation to fulfilment of two fintech start-ups in Nigeria with valuation of $9million in six months.



Frances Ananchi Employee Success Manager

Handled outbound calls of over 1,000 customers with a transaction volume of over $1,000 within 6 months Grew customer base from 0 to over 1,000 within 5 months Managing over 35 staffs both onsite and remote.



Oluwaseyi Onibudo Head, Digital Marketing

1. Ran paid marketing campaigns across Google & FB to acquire 38k+ users at $0.27 CAC per user 2. Developed digital campaign strategies for 20+ companies while at WebNIG digital agency. 3. Leads the marketing team to amplify the

company brand



Mojeed Barakat Operations/Account Manager

1. Analyzed and tracked all transactions within the company over a year. 2. Developed operational measures and policies within the company. 3. Experienced and certified account officer with over two years experience in the account industry.



Godswill Isaac Senior Art Director

1. As a senior art director with 8 years experience, I have worked with top brands in Africa like Guinness Nigeria, Grand Cereal and others 2. Have build myself in the area of art (photography, Cinematograpy, editing, Graphic design and ui / ux



Winnie Akposha Customer Support Manager

Started and manage CS team with large volume of inbound and outbound calls, emails & chats with knowledge and efficiency to over 20,000 customers||Provide trainings to over 15 team members on answering queries & enquires about products & Services



Best Omotayo User Experience Designer

1. A certified UX Designer with extensive experience in visual design and user centered design. 2. Google UX certified 3. Designed user interfaces for B2C, B2B, and other startups that is currently being used by over a million users.



Anita Udoba Credit Risk Analyst and Loan Recovery Head

Selected and trained loan officers and new hires on AR recovery, collection practices, loan recovery systems and methods and identification of fraudulent accounts. Assigned and recovered over $24000 increasingly difficult loans



Okupa Oluwatunkunmi Brand Designer and Visual Strategist

1. Worked on various branding projects for top organisations in Africa including

zenith bank, Imaginarium Creatives and ultra Nigeria 2. Managed the brand identity and overall brand communication of a financial institution valued at $80,000



Chinonso Kalu Full Stack Developer

1. Built with a team and managed the Aladdin Dashboard and mobile application with over 40k+ users 2. Built the Blacklist application and currently lead a team of developers at the Blacklist Limited (https://www.blacklistng.com)



Kemi Odesola Communications /Content Specialist

1. Grown brand awareness and brand loyalty for B2C, B2B, and non-profit startups within the past five years. 2. Raised funds for a local nonprofit as a participant of GlobalGiving Accelerator programme (September 2021).

We've created a super app for small business owners & freelancers in Africa 💥


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Aladdin



Opportunity/Problem

- Africa's economy is powered by SMBS and Freelancers
- Over 60% of adults in Africa are self-employed.
- A good percentage of employed people also have side hustles
- Most businesses in Africa are migrating online but face severe identity and fraud issues
- An average business have to use several apps and online tools to run their business- fragmented solutions.

Our Solutions

- A super app powering an ecosystem of solutions designed to support the daily hustle of SMEs,Freelancers and individuals with a side hustle.
- Provides SMEs, Freelancers and individuals with financial tools, a marketplace and a community for social interactions.
- An ever-evolving ecosystem that aggregates all the fragmented solutions needed by individuals and SMEs and that keeps expanding by adding new APis, SDKs and mini programs via partnerships.
- Offers 9 to 5 employee benefits (like Insurance, Health cover, Mortgage, Pension, etc.) to SMEs and Freelancers.


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Traction in 6 months

Downloads **38,000+**	Users (DAU) **6,500**	Users (MAU) **15,500**
Loans (customers) **10,000**	Average deposit **$115,000**	Volume of transaction **$2,000,000**


Aladdin
Charles Abayo



Revenue


$49,900
$400,000
$3,500,000
$9,100,000
$14,600,000
First 6 months
Next 6 months
Year 2
Year 3
Year 4

Forward looking projections cannot be guaranteed

Our Partnerships

Indicina
mono
paystack
Flutterwave
blacklist
Sterling
Interswitch
remita
Termii
GTCO


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Hi, Archibong

Banking Revolutionised

Aladdin

Trends and Opportunities


122 Million
New entrants into the Labour Market in 2 years (CDCGroup)
63%
OF LABOUR MMARKET ARE SELF-EMPLOYED (McKinsey)
420 Million
Youths in Africa, unemployed (AFDB)
COVID-19
<1% fully vaccinated
650 Million
Mobile users (www.un.org)

Launch Market- Nigeria, Africa

Total Addressable Market (TAM)

TAM=$800 Billion

TAM- Total Adressable Market
456 million bank account holders by 2022 and average per capita income of $1,730


SAM=$181 Billion
SOM=$3 Billion

SAM- Serviceable Addressable Market
Only 25% of Africans have a smartphone

SOM- Serviceable Obtainable Market
We plan to acquire 1.8 million customers with smartphones over 3years with average income of $1,730

*https://www.statista.com/statistics/915625/number-adults-with-bank-account-africa/
**Newzoo's 2018 Global Mobile Market Report

Forward looking projections cannot be guaranteed

Abridged Marketing Plan

1. Our Target Audience

SMBs and gig workers in Africa
They are digital natives, mobile phone naturals and highly active on social media plus ardent followers of influencers

2. Value Proposition

A different kind of digital bank designed to best serve the needs of SMBs and individual gigworkers by combining banking social and commerce together. Essentially SMBs and gigworkers are able to get their credit and banking needs ,sell their services & products to hundreds of thousands of users and talk directly to their customers right on one app

3. Pricing

Downloading the app, signing and setting up an account is free.

4. Our Target Audience

As a digital bank startup our marketing and customer acquistion strategy is mainly online.

It also revolves around three key cornerstones:

a. Paid Google Ads: for targeted
mobile app downloads. out current CAC is $0.27

b. The Aladdin Treasure Hunt Campaign:This is our unique viral & influencer led campaign that will see influencers create buzz and hype about the app via skits and urge the target audience to download the app, then scan and win QR codes for giveaways.

It is to be announced on radio stations, online publications and across social media especially by the channels that the influencers have built their large audiences on

especially by the channels that the influencers have built their large audiences on.

We expect to see this campaign drive word of mouth, impressions & buzz online plus deliver on downloads and activations as well.

5. Social Media Marketing & Content Marketing

We continue to create super relatable and attractive content for social media to keep our users engaged and establish ourselves as a the go to brand for our target audience

The management team



Darlington Onyeagoro (C.E.O)

Darlington is an experienced, practical and outcome oriented strategy and fintech professional with over 12 years of experience. Darlington was a pioneer director in **Opay** which is currently a $2billion fintech unicorn. He was also the **pioneer MD of Okash** a sister company of **Opay**. Darlington is also the founder of The **Blacklist (blacklistng.com)**– an alternative database for chronic debtors and fraudulent people as reported by verified online lending companies (FinTech). The Blacklist has aggregated data from over 80 FinTech lenders till date and still growing and is in process of announcing a strategic partnership that will benefit the Nigerian Fintech community.



Olayemi Nasiru (C.F.O)



Yemi is a risk management expert with over 2 decades experience in Banking and service industry. He is a Chartered Accountant, a Chartered banker and a certified Information System Auditor. His expertise cut across risk management, corporate governance, audit, contemporary business performance analysis, entrepreneurial development, financial modelling and business advisory. Olayemi is an alumnus of Leeds Beckett University (UK), and the prestigious LBS, Lagos Nigeria. He holds many professional qualifications including FCA, ACIB, ACTI, CISA, IIA etc.



David Echu (C.T.O)

David is a software developer, and graduate of computer science from EPSU la Cite Benin Republic. He specializes in web and mobile development, Machine learning and AI.



Avi Umukoro (C.M.O)

Avi is a results-focused retail and consumer banking specialist with over 12 years of progressive leadership experience in the banking and finance sector. His areas of expertise include sales and marketing, customer relationship management, credit and finance analysis, business development and risk management. He is also a certified expert in climate and renewable energy finance from Frankfurt School of Finance and Management.





Our team is founded on trust, selflessness and integrity. Though we have different experiences and backgrounds, our training and professional calling unifies our problem solving and business growing ability. Our decisions are never based on compromise, but critical reasoning and analysis. We are determined to harness our collective digital banking and entrepreneurial experience to proffer solutions for millions of gig workers in Africa and beyond!


aladdin

What We Need

$1.2 Million Pre-seed Investment


Expansion of platform and security architecture
13%
20%
47%
20%
Recurrent Expenditure
Work infrastructure and fixed Assets
Marketing and promotion activities

Our Business Model

Revenue Lines	Revenue margin	Cost/transaction	
Interest and fee income	30%	Average monthly	Driven by volume
Fees from payment (Transfer to other Banks)	0.03	Dollar/transaction	Driven by volume
Fees from Bill Payment	0.26	Dollar/transaction	Driven by volume
Fees from Escrow Services (Marketplace)	0.26	Dollar/transaction	Driven by volume
Fees from Collection and Taxes	0.13	Dollar/transaction	Driven by volume
Merchant Verification Fees	2.10	Dollar/transaction	Driven by volume
Premium Service/ Product listing fees	2.10	Dollar/transaction	Driven by volume
Fee from Card sale	1.05	Dollar/transaction	Driven by volume
Commission from Card transactions	0.03	Dollar/transaction	Driven by volume
Monthly Card maintenance fees	0.26	Dollar/transaction	Driven by volume
Fees from API Call (Confidence Score)	0.05	Dollar/transaction	Driven by volume
SMS Fee	0.01	Dollar/transaction	Driven by volume
Advert Fees	1.19	Dollar/transaction	Driven by volume

Our 6 month Target

We project **10x growth** in customer base by **April 2022** to

450,000 customer base

	Target
Total Loan Volume	$2,000,000.00
Total Transaction Volume	$60,000,000.00
Total Revenue	$400,000.00

Forward looking projections cannot be guaranteed


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Aladdin is **a tribe, a community and an ecosystem**. From now and in the next 3 years, we want Africans to think **"Aladdin"**, whenever they want to save, borrow, invest and sell their products/services in a trusted and safe **ecosystem.**


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